EXHIBIT 99.1
CANADA
PROVINCE OF ONTARIO
TOWN OF RICHMOND HILL
AFFIDAVIT OF MAILING
In the matter of the Annual Meeting of Shareholders of Bank Of Montreal (the “Bank”) to be held on: March 23, 2010, I, Joanne Lombardi, of the Town of Richmond Hill, Province of Ontario, make oath and say as follows:
1.	THAT I am an administrator for Computershare Trust Company of Canada;
2.	THAT Computershare Trust Company of Canada is the Transfer Agent and Registrar for the Bank;
3.	THAT the documents listed in this Affidavit were mailed to the Common Shareholders of the Bank:

Class	Holder Type
COMMON SHARES	Registered
COMMON SHARES	Employees

4.	THAT the following documents have been mailed on February 26, 2010, to all holders of the Bank as indicated above, in the language of their choice and to their address of record at the close of business on February 2, 2010, namely:

Exhibits	Documents	Bilingual	English	French
A	Letter to Employee/Shareholders (only to this class of holders)	X
B	BANK OF MONTREAL Annual Report 2009		X	X
C	Form of Proxy (Registered)		X	X
D	Notice of Annual Meeting and Proxy Circular		X	X
E	Return Envelope Prepaid — Canada	X
F	Return Envelope Prepaid — U.S.		X
G	Return Envelope Prepaid — International		X